SEQUANS COMMUNICATIONS
Forest, 15-55 boulevard Charles de Gaulle
92700 Colombes, France
July 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Erin Donahue

Re:	SEQUANS COMMUNICATIONS
Registration Statement on Form F-3 Filed July 16, 2025 File No. 333-288708

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sequans Communications (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on July 25, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, request by telephone that such Registration Statement be declared effective.

Please contact Steven Siesser, of Lowenstein Sandler LLP, special counsel to the Company, at (212) 204-8688, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

SEQUANS COMMUNICATIONS

By:	/s/ Dr. Georges Karam
Name:	Dr. Georges Karam
Title:	Chief Executive Officer and Chairman

cc:

Steven Siesser, Lowenstein Sandler LLP